# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, Colombia (F8), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-15-001211
Filed by CIK 0001633554

## Reporting persons
- PARK JAMES FRANKLIN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,012,118; shared voting power 7,805,133; sole dispositive power 1,012,118; shared dispositive power 7,805,133; aggregate amount beneficially owned 8,817,251 (17.21% of the class)
- GoodRock, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,305,133; sole dispositive power 0; shared dispositive power 7,305,133; aggregate amount beneficially owned 7,305,133 (14.25% of the class)
- Spark Resources LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.98% of the class)

## Item 1. Issuer
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, F8 00000

## Item 2. Person Filing
Name of person filing: This Amendment to Schedule 13G is jointly filed by James Franklin Park, GoodRock, LLC and Spark Resources LLC.
Address of principal business office or, if none, residence: The principal business address of James Franklin Park, GoodRock, LLC and Spark Resources LLC is Malaga 339, Las Condes, Santiago, Chile, 7550255.
Citizenship: Please refer to Item 4 on each cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please refer to Item 9 on each cover sheet for each reporting person. GoodRock, LLC and Spark Resources LLC are controlled by James F. Park, who indirectly has voting and dispositive power over (i) the 7,305,133 common shares held by GoodRock, LLC and (ii) the 500,000 common shares held by Spark Resources LLC.
Percent of class: Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the aggregate of 51,247,287 shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each reporting person.
Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each reporting person.
Sole power to dispose or to direct the disposition: Please refer to Item 7 on each cover sheet for each reporting person.
Shared power to dispose or to direct the disposition: Please refer to Item 8 on each cover sheet for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PARK JAMES FRANKLIN: /s/ James F. Park, James F. Park (02/14/2025)
- GoodRock, LLC: /s/ James F. Park, James F. Park/Manager (02/14/2025)
- Spark Resources LLC: /s/ James F. Park, James F. Park/Manager (02/14/2025)